FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                            For September 14, 1999


                                 AERCO LIMITED


                              22 Grenville Street
                                  St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
               ------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X    Form 40-F
                                      --             --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No X
                                      --        --





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                               INDEX TO EXHIBITS

Item

1.   AerCo Limited Monthly Report to Noteholders for September.









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                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 13, 1999




                                               AERCO LIMITED


                                               By: /s/ Michael Walsh
                                                   ----------------------------
                                                   Name: Michael Walsh
                                                   Title:   Attorney-in-Fact








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